Exhibit 99.1

CENTRAL GOLDTRUST

3rd Quarter Report

September 30, 2011

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust
GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of the total net assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and United States securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust currently holds 98.7% of its net assets in gold bullion. At September 30, 2011, these gold holdings consisted of 604,676 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 610,832 fine ounces.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.  Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

October 25, 2011	J.C. Stefan Spicer, President & CEO

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).  Notes to the financial statements on pages 8 to 13 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2011.

CENTRAL GOLDTRUST

Outstanding Units

There were 16,648,000 Units issued and outstanding at September 30, 2011.

Results of Operations – Changes in Net Assets

Net assets increased by $69.0 million or 7.4% during the three months ended September 30, 2011, to a total of $1,002.7 million.  This increase was attributable to the 7.6% increase in the price of gold during the period.

Net assets increased by $125.6 million or 14.3% during the nine months ended September 30, 2011 as a result of the 14.9% increase in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (in US$)
	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011	Dec. 31, 2010
Change in unrealized appreciation of holdings	$69.9	$40.6	$17.6	$63.1
Net income	$69.0	$39.8	$16.8	$62.3
Net income per Unit	$4.14	$2.39	$1.01	$3.75

Total net assets	$1,002.7	$933.7	$893.9	$877.1
	Sept. 30, 2010	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009
Change in unrealized appreciation of holdings	$38.5	$52.8	$4.6	$43.7
Net income	$37.9	$52.2	$4.2	$43.3
Net income per Unit	$2.27	$4.57	$0.39	$3.96

Total net assets	$814.7	$776.9	$456.1	$451.9

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  GoldTrust’s realized revenues are a nominal percentage of its net assets.

AcG-18 requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.  Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended September 30, 2011 was $69.0 million ($4.14 per Unit) compared to $37.9 million ($2.27 per Unit) for the comparative period in 2010.  For the nine months ended September 30, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $125.6 million ($7.54 per Unit) compared to $94.3 million ($7.24 per Unit) for the same period in 2010.  Virtually all of the reported net income for the three and nine month periods was a result of the change in unrealized appreciation of gold holdings of 7.6% and 14.9% respectively, which is not distributable income.  Interest income currently forms a nominal portion of the Trust’s income.  Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels.  Administration fees, which are scaled and are calculated monthly based on net assets at each month-end, increased by $114,299 and $486,339 respectively, during the three and nine month periods ended September 30, 2011 as compared to the similar periods in 2010.  The increase in administration fees was a direct result of the higher level of net assets under administration.

CENTRAL GOLDTRUST

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three month periods ended September 30, 2011 and 2010 remained unchanged at 0.09%.   The expense ratio for the nine-month periods ended September 30, 2011 and 2010 remained unchanged at 0.27%.  For the twelve month period ended September 30, 2011, the expense ratio was 0.35% compared to 0.36% for the twelve month period ended September 30, 2010.

Liquidity and Capital Resources

The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust’s liquidity objective is to hold cash reserves and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining its operations, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the nine months ended September 30, 2011, GoldTrust’s cash reserves decreased by $2.9 million to $13.5 million.  This decrease was a result of the amounts used to pay expenses of the Trust.  The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 5 on pages 9 and 10 of this interim report.

Future Accounting Policy

Please refer to Note 10 on pages 12 and 13 of this interim report.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

CENTRAL GOLDTRUST

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated October 25, 2011.  Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30	December 31
	2011	2010
Net assets:
Gold at market (Note 2)	$989,547,840	861,425,828
Cash and short-term deposits (Note 3)	13,508,009	16,388,542
Prepaid expenses and other	154,094	91,399
	1,003,209,943	877,905,769
Accrued liabilities (Note 5)	(551,032)	(819,113)
Net assets representing Unitholders’ equity	$1,002,658,911	877,086,656

Represented by:
Capital (Note 4)
Units issued: 16,648,000	$572,667,949	572,667,949
Retained earnings
inclusive of unrealized appreciation of holdings	429,990,962	304,418,707
	$1,002,658,911	877,086,656

Net asset value per Unit	$60.23	52.68
Exchange rate: U.S. $1.00 = Cdn.	$1.0389	0.9946

Net asset value per Unit expressed in Canadian dollars	$62.57	52.40

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2011	2010	2011	2010
Net assets at beginning of period	$877,086,656	451,918,006	$933,698,894	776,853,504
Increase in Unit capital (Note 4)	-	268,523,556	-	-
Net income inclusive of the change in unrealized appreciation of holdings	125,572,255	94,269,285	68,960,017	37,857,343
Increase in net assets during the period	125,572,255	362,792,841	68,960,017	37,857,343
Net assets at end of period	$1,002,658,911	814,710,847	$1,002,658,911	814,710,847

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2011	2010	2011	2010
Income:
Interest	$31,456	13,985	$9,904	10,672
Change in unrealized appreciation of holdings	128,085,959	95,909,013	69,878,690	38,511,478
Total income	128,117,415	95,922,998	69,888,594	38,522,150
Expenses:
Administration fees (Note 5)	1,403,369	917,030	506,020	391,721
Safekeeping fees and bank charges	764,363	405,589	287,366	178,081
Auditors’ fees	92,756	63,745	30,041	18,348
Trustees’ fees and expenses (Note 5)	78,347	51,689	34,928	16,983
Legal fees (Note 5)	61,311	92,006	25,936	25,805
Stock exchange fees	44,493	34,658	14,831	11,553
Unitholder information	41,698	41,569	4,374	5,893
Regulatory filing fees	34,859	32,940	11,311	11,978
Registrar and transfer agent fees	23,048	11,764	13,747	4,427
Miscellaneous	257	754	23	18
Foreign currency exchange loss	659	1,969	-	-
Total expenses	2,545,160	1,653,713	928,577	664,807
Net income
inclusive of the change in unrealized appreciation of holdings	$125,572,255	94,269,285	$68,960,017	37,857,343
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$7.54	7.24	$4.14	2.27

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2011	2010	2011	2010
Capital: (Note 4) Units: 16,648,000	$572,667,949	572,667,949	$572,667,949	572,667,949
Retained earnings:	304,418,707	147,773,613	361,030,945	204,185,555
Balance at beginning of period
Net income inclusive of the change in unrealized appreciation of holdings	125,572,255	94,269,285	68,960,017	37,857,343
Balance at end of period	429,990,962	242,042,898	429,990,962	242,042,898
Unitholders’ equity	$1,002,658,911	814,710,847	$1,002,658,911	814,710,847

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

Notes to Financial Statements
For the nine months ended September 30, 2011
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2010 audited annual financial statements of Central GoldTrust (“GoldTrust” or the “Trust”).  These unaudited interim financial statements do not include all of the disclosures included in the audited annual financial statements referred to above and, accordingly, should be read in conjunction with those statements.

2.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2011	December 31, 2010
Gold bars in fine ounces	604,676	604,676
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	610,832	610,832
Average cost – per fine ounce	$902.07	902.07
Cost	$551,015,651	551,015,651
Market – per fine ounce	$1,620.00	1,410.25
Market value	$989,547,840	861,425,828

3.	Cash and short-term deposits:

As at September 30, 2011, GoldTrust held two Canadian dollar Guaranteed Investment Certificates with a Canadian bank:  $192,957 (Cdn. $200,454) and $482,695 (Cdn. $501,450), both at a variable annualized rate of 0.85% and with a maturity date of November 17, 2011.  Cash deposits of $12,832,356 were held in a Canadian bank at a variable annualized interest rate of 0.25%.

As at December 31, 2010, GoldTrust held two Canadian dollar Guaranteed Investment Certificates with a Canadian bank:  $201,536 (Cdn. $200,454) and $604,698 (Cdn. $601,450), both at a variable annualized rate of 0.85% and with a maturity date of November 17, 2011.  Cash deposits of $15,582,308 were held in a Canadian bank at a variable annualized interest rate of 0.25%.

CENTRAL GOLDTRUST

4.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.  There were 16,648,000 Units issued and outstanding at September 30, 2011 and December 31, 2010.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On June 23, 2010, the Trust, through a public offering, issued 5,730,000 Units for proceeds of $268,989,120, net of underwriting fees of $11,207,880.  Costs relating to this public offering were $600,000 and net proceeds were $268,389,120.  This issue increased the number of outstanding Units by 52%, from 10,918,000 to 16,648,000.  The net proceeds from this public offering were used to purchase 207,842 fine ounces of gold in physical bar form at a cost of $257,551,571.  The balance of $10,837,549 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders.  The public offering identified above was accretive to existing Unitholders at the time of pricing such offering.

The stated and recorded capital of GoldTrust was as follows:

	September 30, 2011	December 31, 2010
Stated capital – 16,648,000 Units	$574,655,019	$574,655,019
Less: Unit issue costs	1,987,070	1,987,070
Recorded capital	$572,667,949	$572,667,949
Weighted average Units outstanding	16,648,000	13,932,137

5.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees.  Administration fees remitted to Central Gold Managers for the nine months ended September 30, 2011 increased to $1,403,369 from $917,030 for the nine months ended September 30, 2010 due to the increase in the value of assets under administration.  Included in accrued liabilities at September 30, 2011 is $162,813 (December 31, 2010: $145,076) due to the Administrator.  The Administrator furnishes administrative, compliance and other services to GoldTrust.  For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. No Trustees fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

CENTRAL GOLDTRUST

GoldTrust incurred legal fees amounting to $61,311 for the nine months ended September 30, 2011 (2010: $92,006), of which $48,889 (2010: $75,423) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.  A balance of $4,000 relating to these services was included in accrued liabilities at September 30, 2011 (December 31, 2010: $9,158).

6.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objective of these policies and procedures is to identify and mitigate risk.  The Trust’s compliance with these policies and procedures is closely monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust.  Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market price of gold will have on GoldTrust’s net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on September 30, 2011 of Cdn. $1.0389 for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.94 per Unit or Cdn. $6.18 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at September 30, 2011 would not have had any material impact on the net income for the nine month period ended September 30, 2011, assuming that all other variables, in particular interest rates, remained constant.

CENTRAL GOLDTRUST

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing solely with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

7.	Financial highlights:

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
Per Unit performance:
Net asset value per Unit at beginning of period	$52.68	$41.39	$56.08	$46.66
Net loss before the change in unrealized appreciation of holdings	(0.15)	(0.13)	(0.06)	(0.04)
Change in unrealized appreciation of holdings	7.69	7.37	4.20	2.31
Total increase (1)	7.54	7.24	4.14	2.27
Net asset value per Unit at end of period	$60.23	$48.94	$60.23	$48.94
Total return for period	14.3%	18.2%	7.4%	4.9%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.27%	0.27%	0.09%	0.09%
Net loss before the change in unrealized appreciation of holdings(2)	0.26%	0.27%	0.09%	0.08%

All figures are based on the weighted average number of Units outstanding during the period with the exception of the net asset values which are based on actual number of Units outstanding at the relevant times.

(1)	This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.
(2)	Ratios not annualized.

CENTRAL GOLDTRUST

8.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders.  The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 4 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust.  Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets.  Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.	Future Accounting Policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, was replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts are required to provide IFRS comparative information for the previous fiscal year.  However, in October 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” was approved allowing qualified entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.  The Trust has filed for and received exemptive relief from the relevant Canadian Securities Administrators enabling it to defer transition to IFRS to its fiscal year beginning January 1, 2013.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies.  The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the fiscal year beginning January 1, 2013.

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Trust Information

Trustees	Officers

Brian E. Felske (A) (I)	Philip M. Spicer, Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Michael A. Parente (A) (C) (I)	Krystyna S. Bylinowski, Treasurer
Philip M. Spicer (N)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (N)	J.L. Michele Spicer, Assistant-Secretary

(A) - Member of Audit Committee
(C) - Member of Corporate Governance & Nominating Committee
(I)  -  Independent Trustee
(L) -  Lead Trustee
(N) - Nominee of the Administrator

Advisor Consultant  Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Canada

Auditors	Registrars and Transfer Agents

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	Mellon Investor Services LLC, U.S.A.

Legal Counsel	Stock Exchange Listings

Fraser Milner Casgrain LLP	NYSE Amex Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Toronto, Ontario, Canada		GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:

P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address:

55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2